Exhibit 99.1

SaverOne Implements Change in Ratio of Shares to ADSs to Meet Nasdaq Minimum Bid Price Requirement

Petah Tikvah, Israel, Feb. 21, 2025 (GLOBE NEWSWIRE) -- SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), On February 20, 2025, SaverOne 2014 Ltd. received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC, notifying the Company that it was not in compliance with Nasdaq Listing Rule 5550(a)(2) which requires listed companies to maintain a minimum bid price of $1.00 per share. Normally, a company would be afforded a 180-calendar day period to demonstrate compliance with the Minimum Bid Price Requirement. However, pursuant to recently enacted Nasdaq regulations, the Company is not eligible for any compliance period) because the Company has effected a reverse stock split over the prior one-year period. The Company’s ADSs are subject to delisting from Nasdaq unless the Company requests an appeal of this determination by February 27, 2025.

The Company plans to timely request a hearing before the Nasdaq Hearings Panel (the “Panel”), which request will stay the suspension of the Company’s securities pending the Panel’s decision. The Company’s ADSs will continue to trade on Nasdaq under the symbol “SVRE” pending the hearing and the Panel’s decision.

As disclosed in the Company’s 6-K reports filed on February 18, 2025 and February 20, 2025, effective at the open of the market on February 21, 2025, the Company implemented an additional change in the ratio of its ADS to ordinary shares and at the close of market on February 21, 2025 the closing bid price for its ADS was over $1.00.

The Company intends to provide the Panel with a plan for compliance with the Minimum Bid Price Requirement. However, there can be no assurance that the Panel will accept the Company’s plan for compliance or grant the Company’s request for continued listing or that the Company will be able meet the continued listing requirements during any compliance period that may be granted by the Panel.

About the SaverOne System

SaverOne’s system is installed in vehicles to solve the problem of driver distraction, as a result of drivers using distracting applications on their mobile phones while driving in a way that endangers their safety and the safety of their passengers. This phenomenon is considered one of the leading causes of global road accidents. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne’s technology specifically recognizes the driver area in the vehicle. It prevents the driver from accessing distracting applications such as messaging while allowing others (navigation as an example) without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets interested in reducing potential damages and significant costs, vehicle manufacturers interested in integrating safety solutions into their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with a focus on the Israeli, European, and US markets and other markets worldwide. SaverOne believes that an increased focus on monitoring and prevention of cellular distraction systems in vehicles, driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology to customers in the aftermarket and address OEM vehicle manufacturers to integrate the Company’s protection technologies during the vehicle manufacturing process.

About SaverOne

SaverOne is a technology company that designs, develops, and commercializes OEM and aftermarket solutions and technologies to lower the risk of and prevent vehicle accidents.

SaverOne’s initial product line is a suite of solutions that saves lives by preventing car accidents resulting from distraction from using mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, besides those of historical fact, contained in this press release are forward-looking. Forward-looking statements contained in this press release include but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives, and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations, and financial performance and condition and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions. However, not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks, and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions about future events that may not prove accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: SaverOne’s ability to maintain its listing on the Nasdaq Capital Market; the ability of SaverOne’s technology to substantially improve the safety of drivers; its ability to market and sell its products; its plans to continue to invest in research and development to develop technology for both existing and new products; SaverOne’s intention to advance its technologies and commercialization efforts; SaverOne’s intention to use local distributors in each country or region in which it conducts business to distribute products or technology; SaverOne’s plan to seek patent, trademark and other intellectual property rights for products and technologies in the United States and internationally, as well as its ability to maintain and protect the validity of currently held intellectual property rights; SaverOne’s expectations regarding future changes in its cost of revenues and operating expenses; SaverOne’s expectations regarding its tax classifications; interpretations of current laws and the passage of future laws; acceptance of its business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which SaverOne operates; projected capital expenditures and liquidity; SaverOne’s intention to retain key employees, and its belief that it will maintain good relations with all employees; a resurgence of the COVID-19 pandemic and its impact on business and industry; as well as other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2024  and in subsequent filings with the SEC. Forward-looking statements in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft

+1 212 378 8040

saverone@ekgir.com